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                                  UNITED STATES                                 SEC FILE NUMBER
                                                                                1-12541
                       SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                                                CUSIP NUMBER
                             Washington, D.C. 20549                             046613 10 5
                                                                                -----------------------------
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F [ ] Form-11K [ ] Form 10-Q   [ ] Form N-SAR

               For Period Ended:    June 30, 2001
                                 -------------------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:    Not applicable
                                                ----------------------------------------------

Read instructions (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
-----------------------------------------------------------------------------------------------------

Part  1 - REGISTRANT INFORMATION

        Atchison Casting Corporation
-----------------------------------------------------------------------------------------------------
Full Name of Registrant

        Not applicable
-----------------------------------------------------------------------------------------------------
Former Name if Applicable

        400 South Fourth Street
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Address of principal executive office

        Atchison, Kansas 66002
------------------------------------------------------------------------------------------------------------
City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or  expense;

[X]     (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form
           20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

        The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended
June 30, 2001 by the September 28, 2001 due date without undue effort or expense.  The reasons for the registrant's inability to complete its Annual Report by the due date relate to the efforts of its management to negotiate and finalize an agreement with the registrant's bank lenders.  The registrant's senior management has been involved in intensive efforts relating to negotiations with the registrant's lenders, including the preparation of necessary financial and other information for presentation to the lenders.  As a result, the registrant's senior management has been unable to complete the preparation and internal review of the Form 10-K for the recently completed fiscal year.  In addition, the registrant's management believes that the finalization of the registrant's agreement with its lenders should be incorporated into the Form 10-K, and therefore more time is necessary to adequately inform the registrant's shareholders of these current events. The registrant expects to meet the extended due date for its Form 10-K of October
15, 2001.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

        Kevin T. McDermed                          (913)                        367-2121
      --------------------------------------   ------------------       -----------------------------
                      (Name)                       (Area code)                  (Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities
      Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
      report(s) been filed?  If the answer is no, identify report(s).       [X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements
      to be included in the subject report or portion thereof?          [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The registrant's operating losses in fiscal year 2001 were greater than its operating losses in fiscal year 2000, primarily resulting from reduced net sales in certain markets and reduced gross profit as a percentage of net sales resulting from the reduced absorption of overhead at the registrant's subsidiaries that serve those markets.  However, the majority of the increase in net losses from $11.679 million in fiscal year 2000 to $36.985 million in fiscal year
2001 arises out of the change in the registrant's income tax liability from a benefit of $15.927 million for fiscal year 2000 to a liability of $1.892 million for fiscal year 2001.  This change reflects the registrant's deferred income tax benefit in fiscal year 2000 with respect to the reinvestment of certain flood insurance proceeds received in 1995 and 1996, as well as the registrant taking into account for fiscal year 2001 a valuation allowance against deferred tax assets due to uncertainty regarding the future value of those assets.

                                   Atchison Casting Corporation
                             -------------------------------------------
                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    September 28, 2001                           By   /s/ Kevin T. McDermed
     ----------------------------------------------     ---------------------------------------------
                                                          Kevin T. McDermed
                                                          Chief Financial Officer